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                           October 14, 2020

       Edward Scheetz
       Chief Executive Officer
       Ventoux CCM Acquisition Corp.
       1 East Putnam Avenue, Floor 4
       Greenwich, CT 06830

                                                        Re: Ventoux CCM
Acquisition Corp.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
29, 2020
                                                            CIK 0001822145

       Dear Mr. Scheetz:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on September 29, 2020

       General

   1. We note your response to comment 1. Please revise your cover page to provide prominent disclosure of the fact
you may require stockholders to vote for or against the business combination to be able
to redeem their shares and that stockholders who do not vote, or who abstain from
voting, on the business combination will not be able to redeem their shares. Also address
this fact in the relevant discussions regarding redemption rights throughout the
prospectus.

                                                        You may contact Eric
Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
 Edward Scheetz
Ventoux CCM Acquisition Corp.
October 14, 2020
Page 2

have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,
FirstName LastNameEdward Scheetz
                                                         Division of
Corporation Finance
Comapany NameVentoux CCM Acquisition Corp.
                                                         Office of Real Estate
& Construction
October 14, 2020 Page 2
cc:       Giovanni Caruso
FirstName LastName